

July 15, 2010

Richard B. Nash
Senior Vice President and General Counsel
GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

> **Re:** **GXS Worldwide, Inc., with various guarantors**
> **Registration Statement on Form S-4**
> **Filed June 21, 2010**
> **File No. 333-167650, and -01 through -04**

Dear Mr. Nash:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Forward-Looking Statements, page iv

2.   The safe harbor for forward-looking statements provided in the Private
        Securities Litigation Reform Act of 1995 does not apply to statements
        made in connection with a tender offer. See Section 27A(b)(2)(C) of the
        Securities Act and Section 21E(b)(2)(C) of the Exchange Act.
        Accordingly, please delete the reference to the safe harbor or state
        explicitly that the safe harbor protections it provides do not apply to
        statements made in connection with the offer.

Compensation Discussion and Analysis, page 65

General

3.   Please revise your filing to ensure that it provides all disclosure required
        by the amendments to Items 401 and 402 of Regulation S-K adopted by
        Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December
        16, 2009, effective February 28, 2010), to the extent applicable. As
        examples only, please revise your disclosure as follows:

        •   Ensure that the summary compensation and director compensation tables
            present the grant date fair value of stock awards and option awards computed
            in accordance with FASB ASC Topic 718, rather than the dollar amount
            recognized for financial statement purposes for the fiscal year(s). See
            paragraphs (c)(2) and (k)(2) of Item 402. Please revise your disclosure to
            clarify the method used to calculate the value of the equity awards presented
            in these compensation tables.

        •   With respect to your Management disclosure beginning on page 85, please
            refer to Item 401(e)(1) and discuss the specific experience, qualifications,
            attributes or skills of each director that led to the conclusion that each such
            person should serve as a director of the company.

The Exchange Offer

Terms of the Exchange Offer; Period for Tendering Old Notes, page 154

4.   Please confirm in your response that the offer will be open at least through
        midnight on the twentieth business day following commencement of the
        offer. In this regard, we note your disclosure that the exchange offer
        expires at 5:00 pm on the expiration date. See Rule 14e-1(a) and Rule
        14d-1(g)(3) under the Securities Exchange Act of 1934. Further, please
        confirm that the expiration date will be included in the final prospectus
        disseminated to security holders and filed pursuant to the applicable
        provisions of Rule 424 of Regulation C.

Part II

Item 22. Undertakings, page II-2

5.   Please revise to include the applicable undertakings called for by Items
        512(a)(5) and 512(a)(6) of Regulation S-K. Alternatively, tell us why you
        believe no such undertakings are required.

Signatures, page II-4

6.   For each co-registrant guarantor, please revise to include the signatures on
        behalf of the co-registrant, as well as the signatures of its principal
        executive officer, principal financial, controller or principal accounting
        officer, and at least a majority of the board of directors. See the
        Signatures section of Form S-4.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (212) 701-5135
       Deanna L. Kirkpatrick
       Davis Polk & Wardwell LLP